Exhibit 99.4

Additional Information for US Investors 2006

This insert to ICI’s Annual Review for 2006 is being issued
to recipients of the report in the USA. It presents summarized financial information from ICI’s financial statements which
adopts a format and terminology customary in the USA.

This insert provides a summarized statement of consolidated income and a consolidated balance sheet using a format and terminology customary in the USA. This insert should be read in conjunction with the Annual Review of the Group. Each financial statement, which has been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (“adopted IFRS”), is followed by details of the adjustments necessary to present net income and shareholders’ equity on a US Generally Accepted Accounting Principles (US GAAP) basis. For convenience only, sterling figures have been translated into US dollars at the 31 December 2006 rate of £1 = $1.9619.

Summarized statement of consolidated income

For the year ended 31 December

			2005			2005
		2006	(as restated)	ø	2006	(as restated)	ø
	notes	£m	£m		$m	$m

IFRS

Revenue		5,868	5,787		11,512	11,354

Continuing operations		4,845	4,601		9,505	9,027

Discontinued operations		1,023	1,186		2,007	2,327

Net income after special items attributable to equity holders of the parent – IFRS		295	390		579	765

Continuing operations		277	302		544	592

Discontinued operations		18	88		35	173

Adjustments to conform with US GAAP

Post-retirement expense	(viii)	(164)	(176)		(322)	(345)

Purchase accounting adjustments

Goodwill	(iv)	–	(2)		–	(4)

Other intangibles	(i)	(27)	(29)		(53)	(57)

Disposals and other adjustments

Disposal of businesses		(27)	(12)		(53)	(23)

Discounted provisions	(ii)	7	16		14	31

Capitalization of interest	(iii)	7	(2)		14	(4)

Derivative instruments and hedging activities

Net investment hedge	(v)	(15)	(2)		(29)	(4)

Mark to market of derivatives	(v)	24	25		47	49

Restructuring costs	(vi)	(2)	3		(4)	6

Inventory provisions	(vii)	3	(7)		6	(14)

Others		1	1		2	2

Tax effect of US GAAP adjustments		29	41		57	80

Tax accounting adjustments		134	(38)		262	(74)

Total US GAAP adjustments		(30)	(182)		(59)	(357)

Net income attributable to equity holders of the parent – US GAAP		265	208		520	408

Continuing operations		264	181		518	355

Discontinued operations		1	27		2	53

Net income per American Depositary Receipt (ADR)* – IFRS

		£	£		$	$

Before special items attributable to the equity holders of the parent

Basic		1.26	1.08		2.47	2.12

Diluted		1.25	1.08		2.45	2.12

After special items attributable to the equity holders of the parent

Basic		1.00	1.32		1.96	2.59

Diluted		0.98	1.31		1.92	2.57

Dividends per ADR†		0.36	0.31		0.69	0.54

*	Four ICI £1 Ordinary Shares are represented by one American Depositary Share, each of which is evidenced by one ADR.

†	Please refer to the full ICI Annual Report and Accounts 2006 on page 152 for details of taxation of dividends paid to US resident shareholders. The US dollar amounts shown for Dividends per ADR are translated at the rate of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2006, to be paid on 13 April 2007, the rate on 7 February 2007).

ø	The revenue recognition policy for the treatment of certain co-operative allowances paid to customers has been revised to better reflect internal reporting where the allowances are now treated as a deduction from revenue rather than a promotional expense. This revision, which only impacts the Paints business, has been included in the results for 2006 and comparative information adjusted accordingly. As a consequence, total revenue for the Group for 2005 has decreased by £25m ($49m). There is no effect on net income.

1 Additional information for US investors	www.ici.com

Consolidated balance sheet

At 31 December

		2005			2005
	2006	(as restated)	ø	2006	(as restated)	ø
	£m	£m		$m	$m

IFRS

Assets

Non-current assets

Intangible assets	523	601		1,026	1,179

Property, plant and equipment	1,069	1,612		2,097	3,163

Investments in associates	21	19		41	37

Financial assets	28	73		55	143

Deferred tax assets	229	254		449	498

Other receivables	35	42		69	83

Post-retirement benefit assets	12	11		24	22

	1,917	2,612		3,761	5,125

Current assets

Inventories	486	658		954	1,291

Trade and other receivables	791	1,028		1,552	2,017

Current tax debtor	17	15		33	29

Financial assets	110	30		216	59

Cash and cash equivalents	596	522		1,169	1,024

Assets classified as held for sale	372			730

	2,372	2,253		4,654	4,420

Total assets	4,289	4,865		8,415	9,545

Liabilities

Current liabilities

Trade and other payables	(1,272)	(1,484)		(2,496)	(2,911)

Financial liabilities	(487)	(245)		(955)	(481)

Current tax liabilities	(217)	(360)		(426)	(706)

Provisions	(193)	(106)		(379)	(208)

Liabilities classified as held for sale	(201)			(394)

	(2,370)	(2,195)		(4,650)	(4,306)

Non-current liabilities

Financial liabilities	(548)	(1,103)		(1,075)	(2,164)

Other creditors	(28)	(39)		(55)	(77)

Provisions	(277)	(298)		(544)	(585)

Deferred tax liabilities	(18)	(21)		(35)	(41)

Post-retirement benefit liabilities	(1,237)	(1,699)		(2,427)	(3,333)

	(2,108)	(3,160)		(4,136)	(6,200)

Total liabilities	(4,478)	(5,355)		(8,786)	(10,506)

Net assets	(189)	(490)		(371)	(961)

Equity

Called-up share capital	1,193	1,192		2,341	2,339

Share premium account	936	934		1,836	1,832

Retained earnings and other reserves	(2,442)	(2,742)		(4,791)	(5,379)

Attributable to equity holders of the parent	(313)	(616)		(614)	(1,208)

Minority interests	124	126		243	247

Total equity	(189)	(490)		(371)	(961)

ø	During the year, the basis of presentation of the Group’s current and deferred tax balances at 31 December 2005 was reviewed in light of the offset requirements in IAS12 Income Taxes. As a result of this review, certain current taxation assets were offset with current taxation liabilities and certain deferred taxation liabilities were offset with deferred taxation assets. Prior year presentation of these amounts has been changed to conform to the revised presentation. Deferred taxation assets at 31 December 2005 originally stated at £507m have been revised to £254m and deferred taxation liabilities originally stated at £274m have been revised to £21m. Current taxation assets 31 December 2005 originally stated at £81m (£42m non-current and £39m current) have been revised to £18m (£15m current and £3m non-current) and current taxation liabilities stated at £423m have been revised to £360m.

IFRIC 4 Determining whether an Arrangement contains a Lease came into effect from 1 January 2006 and provides guidance on whether complex arrangements include a lease. As a result of this requirement, certain arrangements have required reclassification as leases. In accordance with the transitional provisions, this has resulted in additional assets of £15m being recognised on the balance sheet, offset by the recognition of associated finance lease creditors of £19m, which are included within financial liabilities. As a consequence, net assets at the end of 2005 were restated from £(486)m to £(490)m.

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Adjustments to conform with US GAAP – Shareholders’ equity

			2005			2005
		2006	(as restated)	ø	2006	(as restated)	ø
	notes	£m	£m		$m	$m

Shareholders’ equity, as shown in the Group balance sheet – IFRS		(313)	(616)		(614)	(1,208)

Adjustments to conform with US GAAP

Intangible assets

Post-retirement benefit asset	(viii)	–	7		–	14

Purchase accounting adjustments	(i), (iv)	2,238	2,456		4,391	4,818

Tangible assets

Capitalization of interest	(iii)	26	25		51	49

Other assets		1	(3)		2	(6)

Inventory provisions		(3)	(7)		(6)	(14)

Deferred tax asset and tax effect of US GAAP adjustments		(9)	(49)		(18)	(96)

Financial liabilities	(v)	109	98		214	192

Provisions

Restructuring	(vi)	1	3		2	6

Discounted provisions	(ii)	(15)	(22)		(29)	(43)

Post-retirement benefit liability	(viii)	21	173		41	339

Other liabilities		5	3		10	6

Deferred tax liability and tax effect of US GAAP adjustments		(8)	(58)		(16)	(114)

Total US GAAP adjustments		2,366	2,626		4,642	5,151

Shareholders’ equity – US GAAP		2,053	2,010		4,028	3,943

ø	As noted in the footnote to the balance sheet on page 2, the introduction of IFRIC 4 reclassified certain arrangements as leases with the result that Shareholders’ equity (IFRS) at the end of 2005 was restated from £(613)m to £(616)m.

Under IFRS, the Group has classified the assets and liabilities of Quest as held for sale in the Group balance sheet (see note 11 to the Group Annual Report and Accounts for 2006). Under US GAAP, the disposal of Quest does not meet the criteria of held for sale and consequently the assets and liabilities are not disclosed separately, but presented as part of the balance sheet categories.

Notes relating to the differences between IFRS and US accounting principles:
(i) Other intangible assets
At 31 December 2006 under US GAAP, the Group had intangible assets other than goodwill with a gross carrying amount of £270m less accumulated amortization of £257m. The charge of £27m (2005 £29m) relating to other intangible assets is due to an amortization charge of £27m (2005 £27m) and loss on disposal of a business of £nil (2005 £2m). The amortization expense for the five succeeding years is estimated as follows: 2007 £13m, 2008 £nil, 2009 £nil, 2010 £nil and 2011 £nil.

(ii) Discounted provisions
The credit of £7m (2005 £16m credit) arising on discounted provisions is due to the reversal of the discount unwind (using a discount rate of 5.0%) of £2m (2005 £4m) and a release of £5m (2005 £12m release). The undiscounted provision recognized under US GAAP at 31 December 2006 of £53m is £15m higher than the discounted provision held under IFRS (2005 £22m higher).

(iii) Capitalization of interest
At 31 December 2006, the Group had capitalized interest with a gross carrying amount of £98m (2005 £100m) less accumulated amortization of £72m (2005 £75m). The credit relating to capitalized interest of £7m (2005 charge £2m) is the net of additions in the period of £11m (2005 £3m) offset by an amortization charge of £4m (2005 £5m).

(iv) Goodwill balance under US GAAP
		National		Regional and
	Paints	Starch	Quest	Industrial	Total
	£m	£m	£m	£m	£m

At beginning of 2005	486	1,778	547	16	2,827

Additions	5	8	–	–	13

Disposals	–	(2)	–	–	(2)

Exchange adjustments	18	92	22	2	134

At end of 2005	509	1,876	569	18	2,972

Additions	6	1	3	–	10

Disposals and other movements	(11)	–	–	–	(11)

Exchange adjustments	(25)	(181)	(26)	(2)	(234)

At end of 2006	479	1,696	546	16	2,737

Included above is goodwill with a net book value of £512m (2005 £556m) recognized under IFRS (£18m classified as held for sale under IFRS).

During the year, the Group changed its reporting segments. The National Starch business, previously reported as one segment, is now reported as four segments: Adhesives, Specialty Starches, Specialty Polymers and Electronic Materials. This change reflects a move to global business units during 2006.

In accordance with SFAS No. 142, goodwill was reassigned to reporting units using a relative fair value allocation approach. The National Starch goodwill of £1,696m at 31 December 2006 was reassigned to Adhesives £662m, Specialty Starches £348m, Specialty Polymers £333m and Electronic Materials £353m. In accordance with the accounting policy, goodwill impairment testing was performed at 31 December 2006 based on the new reporting unit structure.

3 Additional information for US investors	www.ici.com

(v) Derivative instruments and hedging activities
The charge of £15m (2005 £2m charge) under the line item “net investment hedge” represents the reversal of the exchange gain recognized under IFRS on the part of the debt that cannot be hedged. This is recognized directly in reserves under US GAAP, but in the income statement under IFRS. The Group mark-to-market all derivatives under IFRS and US GAAP. The credit of £24m (2005 £25m credit) relating to the mark-to-market of derivatives represents the movement in the employee share ownership plan (ESOP) forward contracts to purchase own shares that are “out of the money” of £22m (2005 £22m credit) and an amount of £2m (2005 £3m credit) representing the partial unwind of transition adjustments for the adoption of SFAS No. 133. The difference in amounts recognized on the balance sheet under IFRS and US GAAP of £109m (2005 £98m) under the heading “Financial liabilities” include the reduction in liabilities relating to ESOP forward contracts of £96m (2005 £87m) and transition adjustments of £1m (2005 £3m) relating to the adoption of SFAS No. 133 (additional liability) and a reduction in liabilities of £14m (2005 £14m) upon adoption of IAS 39.

(vi) Restructuring costs
The charge of £2m (2005 £3m credit) relating to restructuring arises from the difference in employee termination.

(vii) Inventory write-down
The credit of £3m (2005 £7m charge) represents the net of amounts reinstated at the prior year end and utilized in the current period and reinstatement of inventory write-downs recognized under IFRS in the current period.

(viii) Pensions and other post-retirement benefits – US GAAP
For the purposes of the disclosure in accordance with US GAAP, the financial information relating to pensions and other post-retirement benefits has been presented in accordance with the requirements of SFAS No. 158 Employers’ Accounting for Defined Benefit and Other Post-retirement Plans, SFAS No. 87 Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 112 Employers’ Accounting for Post-employment Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits other than Pensions and SFAS No. 132(R) Employers’ Disclosures about Pensions and Other Post-retirement Benefits. Prior to 2005, this information was based on the Group’s major defined benefit schemes. As a result of the transition from UK GAAP to IFRS, and to provide a more complete presentation, the Group collected information on all the Group’s defined benefit schemes worldwide from 1 January 2004 under IFRS. This extended data population has been included under US GAAP from 1 January 2005. Full accounting valuations as at 31 December are obtained each year under US GAAP.

Assumptions
Assumed weighted average discount rates and rates of increase in remuneration used in calculating benefit obligations together with long-term rates of return on plan assets used in the Group’s pension plans for SFAS No. 87 purposes are shown in the table below, together with the assumptions relating to other post-retirement benefit plans for SFAS No. 106.

			Other post-
	Pension plans		retirement plans

	2006	2005	2006	2005
	%	%	%	%

Weighted average assumptions used to determine benefit obligations at 31 December

Discount rate	5.1	4.8	5.7	5.3

Long-term rate of increase in remuneration	4.4	4.2	4.2	3.6

Weighted average assumptions used to determine net cost for year

Discount rate	4.8	5.3	5.3	5.8

Expected long-term rate of return on assets	5.8	5.8

Long-term rate increase in remuneration	4.2	3.9

Assumed healthcare cost trend rates at 31 December

Healthcare cost trend rate assumed for next year			9.0	9.0

Rate that cost trend gradually declines to			4.9	4.5

Year that rate reaches the rate it is assumed to remain at			2011	2011

Components of net periodic benefit cost
The net periodic benefit cost under SFAS No. 87 and SFAS No. 88 for the Group’s pension benefit plans, and under SFAS No. 106 in respect of other post-retirement benefit plans, comprised:

			Other post-
	Pension plans		retirement plans

	2006	2005	2006	2005
	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	63	62	4	5

Interest cost	443	440	8	11

Expected return on plan assets for period	(431)	(413)	–	–

Amortization of prior service cost	(1)	(1)	(6)	(2)

Amortization of net actuarial loss (gain)	153	68	3	2

Recognized on termination/curtailment/settlement benefits	(43)	(2)	(16)	–

Net periodic benefit cost	184	154	(7)	16

Total amount credited to IFRS income statement £14m resulting in a GAAP difference of £191m. This is presented as £164m within post-retirement expense and £27m in disposal of businesses.

There are no charges in 2005 or 2006 for contractual terminations included in net periodic benefit costs, which are included within the relevant IFRS statutory headings.

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(viii) Pensions and other post-retirement benefits – US GAAP (continued)
The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed healthcare cost rates by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2006 by £4m (2005 £7m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2006 by £nil (2005 £1m).

Other comprehensive income

	2006	2005
	£m	£m

Amounts included in other comprehensive income (arising from change in additional
minimum pension liability recognized) before application of SFAS No. 158	(204)	488

Amount included in other comprehensive income on application of SFAS No. 158	122	–

Taxation	(2)	(26)

	(84)	462

Obligations and funded status
The funded status of the Group’s post-retirement defined benefit pension plans and other post-retirement benefit plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No. 106 is as follows:

			Other post-
	Pension plans		retirement plans
	at 31 December		at 31 December

	2006	2005	2006	2005
	£m	£m	£m	£m

Change in benefit obligation

Benefit obligation at beginning of year – major plans	n/a	8,363	n/a	215

Increase in reported population – minor plans recognized at 1 January 2005	n/a	206	n/a	37

Benefit obligation at beginning of year	9,680	8,569	202	252

Service cost	63	62	4	5

Interest cost	443	440	8	11

Participants’ contributions	1	4	–	–

Plan amendments	(2)	(23)	(9)	(63)

Actuarial loss (gain)	(94)	1,130	(11)	(10)

Divestitures	–	(13)	–	(1)

Curtailments	(7)	–	–	(12)

Settlements	(190)	(23)	(9)	–

Benefit payments	(594)	(541)	(17)	(13)

Special termination benefits	9	–	–	–

Exchange	(111)	75	(24)	33

Benefit obligation at end of year	9,198	9,680	144	202

Change in plan assets

Fair value of plan assets at beginning of year – major plans	n/a	7,564	n/a	5

Increase in reported population – minor plans recognized at 1 January 2005	n/a	82	n/a	–

Fair value of plan assets at beginning of year	8,204	7,646	5	5

Actual return on plan assets	390	908	–	–

Divestitures	–	(8)		–

Settlements	(111)	(15)		–

Employers’ contributions	235	152	17	13

Participants’ contributions	1	4	–	–

Benefit payments	(594)	(541)	(17)	(13)

Exchange	(71)	58	(1)	–

Fair value of plan assets at end of year	8,054	8,204	4	5

Funded status

Funded status at end of year	(1,144)	(1,476)	(140)	(197)

Unrecognized net actuarial loss (gain)		1,343		52

Unrecognized prior service cost		(20)		(67)

Net amount recognized		(153)		(212)

Prepaid benefit cost		7		–

Accrued benefit cost		(1,320)		(212)

Intangible assets		7		–

Accumulated other comprehensive income		1,153		–

Net amount recognized		(153)		(212)

5 Additional information for US investors	www.ici.com

(viii) Pensions and other post-retirement benefits – US GAAP (continued)
	Pension benefits
	at 31 December

	2006	2005
	£m	£m

Supplementary analysis of pension plans

All plans

Accumulated benefit obligation	9,047	9,513

Pension plans with an accumulated benefit obligation in excess of plan assets

Projected benefit obligation	8,954	9,666

Accumulated benefit obligation	8,815	9,476

Fair value of plan assets	7,800	8,159

Asset allocations
	Pension benefits
	at 31 December

	2006	2005
	%	%

Equity securities	15	18

Debt securities	80	78

Other assets	5	4

	100	100

Transition adjustments at 31 December 2006 in relation to the adoption of SFAS No. 158
	Pension plans

	Before		After
	application		application
	of SFAS		of SFAS
	No. 158 at		No. 158 at
	31 Dec	Adjustments	31 Dec

	2006	2006	2006
	£m	£m	£m

Prepaid benefit cost	15	(3)	12

Accrued benefit cost	(1,019)	(137)	(1,156)

Intangible asset	6	(6)	–

Net pension (liability)	(998)	(146)	(1,144)

Accumulated other comprehensive income	(949)	(146)	(1,095)

Net amount recognized in retained earnings	(49)	–	(49)

Effect on stockholders equity (gross of tax effects)	(998)	(146)	(1,144)

On transition to SFAS No. 158 an additional deferred tax asset of £25m was recognized in relation to pension plans. This was offset in accumulated other comprehensive income.

	Other post-retirement plans

	Before		After
	application		application
	of SFAS		of SFAS
	No. 158 at		No. 158 at
	31 Dec	Adjustments	31 Dec

	2006	2006	2006
	£m	£m	£m

Prepaid benefit cost	–	–	–

Accrued benefit cost	(164)	24	(140)

Intangible asset	–	–	–

Net pension (liability) asset	(164)	24	(140)

Accumulated other comprehensive income	–	24	24

Net amount recognized in retained earnings	(164)	–	(164)

Effect on stockholders’ equity (gross of tax effects)	(164)	24	(140)

On transition to SFAS No. 158 the deferred tax asset was reduced by £5m, this was offset in accumulated other comprehensive income.

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(viii) Pensions and other post-retirement benefits – US GAAP (continued)

Components of accumulated other comprehensive income
		Other post-
	Pension	retirement
	plans	plans at
	31 Dec	31 Dec

	2006	2006
	£m	£m

Net prior service cost	12	58

Net actuarial (loss)	(1,107)	(34)

Accumulated other comprehensive income at 31 December 2006	(1,095)	24

Amortization expected to be recognized in pension cost during next fiscal year

		Other post-
	Pension	retirement
	plans	plans

	2007	2007
	£m	£m

Net prior service cost	–	6

Net actuarial (loss)	(122)	(3)

	(122)	3

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The significant differences between adopted IFRS and US Generally Accepted Accounting Principles (US GAAP) for the years ended31 December 2006 and 2005 that affect the Group’s net income and shareholders’ equity are set out below:

(a) Accounting for pension costs
In September 2006 the FASB issued SFAS No. 158 Employers’ accounting for Defined Benefit and other Post-retirement Plans, which amends SFAS No. 87 Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits Other Than Pensions, and SFAS No. 132 (R) Employers’ Disclosures about Pensions and Other Post-retirement Benefits (revised 2003). This statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. The asset or liability including previously unrecognized prior service costs and credits, actuarial gains or losses and transition obligations and assets is recorded via other comprehensive income.

Whilst the adoption of SFAS No. 158 more closely aligns the balance sheet accounting between IFRS and US GAAP, (with the exception of unvested prior service cost which is recognized on balance sheet under US GAAP), there are a number of significant differences between IFRS under IAS 19 Employee Benefits and US GAAP in accounting for pension costs that have a particular impact on ICI:

(i) Under IAS 19, the Group has taken the option to recognize actuarial gains and losses in full through the statement of Group recognized income and expense in the period in which they are incurred. Under SFAS No. 87 the Group recognizes actuarial gains and losses over the remaining average service life of employees.

(ii) IAS 19 requires past service costs to be recognized immediately if they are already fully vested, or on a straight-line basis over the period until the extra benefits are vested if they do not vest immediately. SFAS No. 87 requires prior service costs to be recognized in the income statement over the expected remaining service lives of the participants or in certain circumstances their remaining lives, even if the benefits are already fully vested. This also applies to negative past service costs.

(iii) Differences may also arise on settlement of post-retirement benefit schemes based on the amount of post-retirement benefit assets and liabilities recognized on the balance sheet under IFRS and US GAAP at settlement and recognition under US GAAP of unrecognized gains/losses at the point of settlement.

Additional post-retirement benefit disclosures are provided under US GAAP in accordance with SFAS No. 132(R).

(b) Purchase accounting adjustments, including the amortization and impairment of goodwill and intangibles
The accounting policy for goodwill is similar between IFRS and US GAAP, with goodwill arising on acquisitions capitalized and reviewed for impairment annually and whenever indicators of impairment arise. The methodology for testing impairment differs between IFRS and US GAAP. However, due to the historic differences in accounting between UK GAAP and US GAAP for goodwill and other intangibles, relating mainly to amounts capitalized and amounts amortized, the Group has recognized significantly more goodwill on the balance sheet under US GAAP compared to IFRS. As a result, disposals of goodwill, any impairments and exchange on retranslation of goodwill may vary between IFRS and US GAAP.
The historic differences in accounting between UK GAAP and US GAAP for goodwill and other intangibles relate to:

	(i)	Goodwill and intangible assets that arose as a result of acquisitions prior to 1 January 1998. Under UK GAAP, goodwill arising on acquisitions prior to 1 January 1998 was charged against retained earnings. Values were generally not placed on intangible assets. Under US GAAP, prior to the adoption of SFAS No.142 Goodwill and other Intangible Assets on 1 January 2002, all goodwill was capitalized and amortized through charges against income over its estimated life not exceeding 40 years. In addition, fair values were ascribed to identifiable intangibles. The acquisition in 1997 of the Unilever Speciality Chemicals business for a consideration of £4.2bn resulted in significant differences between UK and US GAAP for the carrying amounts of goodwill and intangibles.

	(ii)	Differences in amortization applied under UK GAAP and US GAAP from 1 January 1998 to 31 December 2001 on goodwill and intangibles arising from acquisitions from 1 January 1998 and 31 December 2001. Under UK GAAP, goodwill was capitalized and amortized over a period of 20 years, as opposed to the 40 years in the period indicated above for US GAAP.

	(iii)	Amortization charged under UK GAAP but not under US GAAP in the period from 1 January 2002 to 31 December 2003 (transition date of IFRS). Under US GAAP from 1 January 2002 under SFAS No. 142, goodwill was no longer amortized but tested for impairment annually.

(c)	Capitalization of interest
Capitalization of borrowing costs is not required under IAS 23 Borrowing Costs and the Group expenses all borrowing costs as incurred. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalized and amortized over the life of the asset.

(d)	Derivative instruments and hedging activities
There are three significant differences between IFRS and US GAAP in accounting for derivative instruments and hedging activities that have a particular impact on ICI.

	(i)	Upon adopting IAS 39 Financial Instruments: Recognition and Measurement, ICI applied hedge accounting for interest rate swaps and related debt, therefore both the derivative and the debt were brought onto the opening balance sheet at fair value. The Group therefore has an opening balance sheet adjustment in the US GAAP balance sheet to reverse the impact of bringing the debt onto the IFRS balance sheet at fair value. This adjustment will reverse as the debt in existence on transition matures. As hedge accounting has been applied under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities from 1 January 2005, fair value movements on the debt can be recorded in the income statement, as under IFRS.

	(ii)	Under IFRS, goodwill in reserves is not designated as an asset, and hence cannot be used in the calculation of the net investment hedge. Therefore foreign exchange differences are taken to the income statement on retranslation of the part of the debt that does not act as a hedge. However, under US GAAP, this goodwill is on balance sheet and therefore can be used in the calculation of the investment hedge. In the US GAAP reconciliation, the Group reverses the amount taken to the income statement and recognizes this in reserves (to the extent that a hedging relationship exists).

	(iii)	Under IFRS, the accounting for the forward contracts in place to purchase shares in order to satisfy option grants is addressed by IAS 32 Financial Instruments: Disclosure and Presentation. As the arrangements include an option for gross physical settlement, the arrangements have not been treated as a derivative but have been treated as an equity instrument and recorded at cost within equity with the full liability recognized on the balance sheet. The finance cost has also been accrued.

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Under US GAAP, SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity refers to forward contracts on the issuer’s equity shares that are to be physically settled or net cash settled. As these forward contracts specifically allow for net cash settlement, the Group has accounted for them in accordance with paragraphs 23 and 24 of SFAS No. 150 and measured them at the fair value of the actual contracts.

(e)	Restructuring costs
The Group has incurred various restructuring costs that have primarily comprised costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under IFRS, liabilities for restructuring costs are recognized once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognized for voluntary redundancy payments to the extent that it’s expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

	(i)	Prior to the adoption of SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities on 1 January 2003, involuntary employee termination benefits were recognized as a liability in accordance with EITF 94-3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognized rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits or SFAS No. 112 Employers’ Accounting for Post-employment Benefits and are accrued once they become probable and estimable.

	(ii)	Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

	(iii)	Unlike IFRS, which requires tangible fixed assets to be tested for impairment using discounted cashflows, under US GAAP, a preliminary review of tangible fixed assets is carried out using undiscounted future cash flows. If the undiscounted future cash flows are less than the asset’s (or asset group’s) carrying value, an impairment loss must be recognized. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life.

(f)	Foreign exchange
Under US GAAP, on the sale of a foreign enterprise, cumulative foreign exchange differences within reserves are taken to net income in arriving at a gain or loss on disposal. Although IFRS also requires inclusion of the cumulative translation differences held in reserves as part of the calculation of gains or loss on disposal, they were reset to zero at transition to IFRS on 1 January 2004.

(g)	Discontinued operations
Under IFRS, a discontinued operation is a component of an entity that has either been disposed of, or is held for sale, where a component of an entity comprises operations and cash flows that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes. IFRS further states that such a component of the entity must either represent a separate major line of business or geographical area of operation or is part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operation, or is a subsidiary acquired exclusively with a view to resale. A list of businesses which have been treated as discontinued operations under IFRS is included in note 1 to the Group Annual Report and Accounts for 2006.

Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets a discontinued operation is also defined as a component of an entity that has been disposed of or held for sale, where the component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. However, US GAAP does not require the component to represent a separate major line of business or geographical area of operations or be part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operations. SFAS No.144 also requires that the results of operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity following the disposal and the entity will not have any significant ongoing involvement in the operations of the component after the disposal.

Under US GAAP, the disposal of the National Starch Vinamul Polymers business in 2005 is treated as continuing under US GAAP as Vinamul continues to be a supplier to National Starch and the cash flows of Vinamul are not eliminated from the ongoing operations of National Starch following the disposal transaction. The disposal of Uniqema that completed on 1 September 2006 met the SFAS No. 144 conditions and therefore was classified as a discontinued operation. The disposal of Quest, which is expected to complete in the first quarter of 2007, did not meet the conditions in SFAS No. 144 to be classified as held for sale or discontinued at the balance sheet date, because the completion of the transaction was subject to shareholder approval. Shareholder approval was subsequently granted on 25 January 2007. The assets relating to Quest are set out in note 11 to the Group Annual Report and Accounts for 2006. In addition, under US GAAP, balances of £528m goodwill and £3m of intangible assets relate to the Quest business.

The disposal of the Vinamul Polymers business completed in the first quarter of 2005. Sales for the business in 2005 were £15m. Under IFRS, the pre-tax profit for 2005 was £nil.

The disposal of Uniqema completed in September 2006. Sales for the business in 2006 and 2005 were £435m and £626m respectively and pre-tax profits were £60m and £36m respectively. Under IFRS, the profit on sale amounted to £48m. Under US GAAP, the profit on sale amounted to £23m as a result of differences relating to pensions of £(27)m, capitalized interest of £(5)m, goodwill of £8m and the recycling of cumulative translation differences of £(1)m.

Under IFRS, the disposal of the Vinamul Polymers business did not represent a separate major line of business or geographical area of operations nor was part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operations. As a result, it was classified as continuing under IFRS. The Uniqema disposal in 2006 and the planned Quest disposal represented separate major lines of business and therefore were treated as discontinued under IFRS.

(h) Taxation
The adjustment in respect of taxation relates to the deferred tax effect of US GAAP adjustments, to the application of different recognition criteria for the benefit of an uncertain tax exposure and to the treatment of deferred tax income/expense resulting from changes in tax rates or changes in valuation allowances. In respect of the uncertain tax exposures, under US GAAP a benefit of £38m, recorded in 2005 under IFRS, has been deferred until 2006 as final confirmation was only received after the balance sheet date. In respect of the deferred tax income/expense resulting from changes in tax rates or changes in valuation allowances arising from changes in management’s assessment of the availability of future taxable income, US GAAP requires these amounts to be recognized in the income statement regardless of the manner of recognition of the item to which the deferred tax relates.

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(i) Guarantor’s Accounting and Disclosure Requirements for Guarantees
FIN No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and no guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

Note 33 to the Group Annual Report and Accounts for 2006 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, including those disclosed in note 33, with terms ranging between 1 to 12 years, amounted to £261m at 31 December 2006 (2005 £486m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £69m (2005 £162m).

(j) Discounted provisions
Under SOP 96-1, a provision can only be discounted if the aggregate amount of the liability and the timing of the future cash flow are fixed or determinable reliably. Under IFRS, the Group holds discounted provisions relating to environmental and legacy items associated with businesses disposed of; the liability and timing of the future cash flows of some of these provisions is not fixed or determinable reliably. The timing of the future cash flows of some of these provisions is not fixed or determinable reliably. As these discounts are unwound under IFRS, a financing cost is charged to interest in the Group income statement.

(k) Inventory provisions
Under IFRS, reversals of inventory write-downs arose for reasons including product reformulations and movements in market value. Under US GAAP, such reversals are not allowed and as a result a reconciling difference for 2006 for £3m credit (2005 £7m charge) has been included with the income reconciliation within the line item of “Inventory provisions”.

(l) New US Accounting Standards implemented in the period
SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans
SFAS No. 158 was issued in September 2006. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan to be measured as of the date of its year-end statement of financial position, with limited exceptions.

The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after 15 December 2006. The Group has measured plan assets and benefit obligations at 31 December 2006 and has adopted the requirements of SFAS No. 158 in its consolidated financial statements at this date.

(m) New US Accounting Standards not yet implemented
FIN No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109
FIN No. 48 was issued in June 2006 and clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement methodology for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN No. 48 is effective for fiscal years beginning after 15 December 2006. The Group is currently assessing the impact of FIN No. 48 on the consolidated results and net assets of the Group.

SFAS No. 157 Fair Value Measurements
SFAS No. 157 was issued in September 2006 and defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. The Group is currently assessing the impact of SFAS No. 157 on the consolidated results and net assets of the Group.

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